Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Paris Re Holdings Limited
(Commission File No. 021-98562)

A transaction enhancing capital base, improving diversification & strengthening financial flexibility

Combined surplus will increase the capacity available for them Increased diversification will improve stability over time Broader underwriting expertise offers more reinsurance solutions to clients needs Added value created for the clients

Combined business by line, type & geography Premium USD 5.4 bn Europe N. America Asia, Aus & NZ Caribbean & LA Africa & Middle East East 0.45 0.41 0.05 0.06 0.03 Europe N. America Africa & Middle East Caribbean & LA Asia, Aus & NZ Geography Proportional Non-Proportional Facultative East 0.57 0.33 0.1 Type Proportional Facultative Non-Proportional Cat US Prop US Cas US Spec global p&C global spec life East 0.12 0.05 0.12 0.06 0.2 0.32 0.13 Business Lines Catastrophe US Property US Casualty US Specialty Global P&C Global Specialty Life

Ranking 1-Includes preferred equity and total debt in billions of US$

From signing to closing of the block purchase agreement during the fourth quarter of 2009 (once all applicable antitrust approvals have been granted), PARIS RE is committed to: Conduct business in line with past practices and use its reasonable efforts to preserve customers relationships Not enter into new lines of business or new territories in any material way Monitor new business development Monitor risk profile and purchase retro cover as needed Transition overview - Phase: 1

Transition overview - Phase: 1 The companies are two separate companies and as such are bound by anti-trust rules. PartnerRe and PARIS RE are competitors and behave as such No discussion: on price, terms and conditions No discussion on combined participations No discussion about internal operations The parties cannot integrate or co-ordinate their business activities in any way and PartnerRe will not attempt to influence PARIS RE's business

Transition overview - Phase: 2 Expected from closing of block purchase to settlement of voluntary exchange offer (expected first quarter of 2010) The period of time between holding majority ownership (completion of block purchase transaction) and closing the public exchange offering of remaining shares Once PartnerRe achieves majority ownership after completion of the block purchase, expected during the fourth quarter 2009, PartnerRe will have majority of PARIS RE board seats. This new Board will operate in the best interests of all PARIS RE shareholders

At the time at which PartnerRe will be PARIS RE's majority shareholder, the companies will continue to operate as two separate companies No discussions on price, terms and conditions or combination of participations The parties cannot integrate or co-ordinate their business activities in any way and PartnerRe will not attempt to influence PARIS RE's business Transition overview - Phase 2

PARIS RE will renew its business at 01/01/10 and will act independently No business contacts or exchange of information between the two operations during this period Underwriting philosophy of PARIS RE remains unchanged Transition overview - Phase: 2 Impact on Business at 01/01/2010

Expected during the first quarter of 2010 Assuming 90% shareholders' vote, acquisition is completed by way of merger and integration begins PartnerRe has full ownership (100%) of PARIS RE. We will be one company : PartnerRe Transition overview Phase 3

Ability to offer increased limits through enlarged surplus base Greater stability with an improved diversification Broader market presence in emerging markets (treaty), as well as in Facultatives business More expertise available to address clients needs Transaction will be beneficial to clients

Cautionary Statement Regarding Forward-Looking Statements This communication may contain "forward-looking statements" about PARIS RE and PartnerRe within the meaning of the "safe harbor" provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE's and PartnerRe's assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE's, PartnerRe's, or the combined company's investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe's filings with the United States Securities and Exchange Commission and in PARIS RE's Registration Document (Document de Reference) filed with the Autorite des Marches Financiers (the French securities regulator, the "AMF") on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE's web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements. PARIS RE Holdings Limited does not communicate a "profit forecast" in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts. Additional Information and Where to Find It If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org). Important Information for Investors and Shareholders This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.